TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2017 FINANCIAL RESULTS
(In Mexican Pesos)

2017 First-Quarter Results Include:

•	Consolidated Income of $509.3 million.
•	Consolidated EBITDA of $101.6 million.
•	Maritime fleet utilization of 32 percent in offshore segment and 87 percent in product tankers and chemical tankers.
•	Customer diversification with new participants in oil industry in Mexico.

(Mexico City, May 03, 2017) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican maritime transportation and logistics Company, reported today its financial results for the first quarter 2017.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, "Mexican Energy Reform has not only positively affected the recovery of the oil industry in our country, but has also helped TMM successfully contract four vessels with new patrons in the oil industry in Mexico, including Fieldwood Energy E&P México, Hokchi Energy and Talos Energy. Beginning in the second quarter, these companies will be utilizing our floating storage and production vessel Eco III and our tankers, which started trading in national and international markets between the United States and Mexico and South America. Additionally, our Ports and Terminals division continues developing storage and transportation infrastructure jointly with our strategic partnerships, TransCanada and Sierra Oil & Gas, to serve the growing demand for refined products from Tuxpan to the central region of Mexico. Through accomplishments such as these, Grupo TMM continues its strategic plan to diversify its sources of income as well as with national and international customers."

Mr. Serrano concluded, "Despite the complex global and national macroeconomic circumstances, our priority is to maintain our commitment to our capitalization process, strict strategies of cost optimization and diversifying sources of income. We believe this, together with taking advantage of all the opportunities provided through Mexican Energy Reform and the resulting industry recovery, will increase Grupo TMM's shareholder value."

FIRST-QUARTER 2017 OPERATING AND FINANCIAL RESULTS
Consolidated revenues were $509.3 million compared to $868.0 million in the same period last year, mainly due to lower revenues in the Maritime division, as the result of reduced demand for offshore vessels from the Company's principal customers attributable to the oil industry in México and globally.

Consolidated operating income was a loss of $32.9 million compared to income of $120.6 million in the same period of 2016. Lower operating income is attributable to reduced results in offshore and product tankers in the Maritime division.

Non-recurrent operations reported $51.2 million income.

Consolidated EBITDA was $101.6 million compared to $278.3 million for the same period last year.

Maritime revenues were $386.8 million compared to $742.5 million in the same period last year. Offshore segment income of $127.0 million was lower attributable to 32.0 percent utilization of vessels due to lower operations and budget reductions of the Company's principal costumer, shipyard segment income of $10.5 million decreased attributable to the type and number of work performed, and tanker revenue decreased $103.4 million due to 67.0 percent utilization. However, chemical tankers revenue increased $8.8 million attributable to improved average freight rates and revenues at LNG terminal increased $14.7 million due to improved average revenues per call.

Maritime operating profit decreased to a loss of $35.9 million compared to income of $184.1 million in the same period of 2016, mainly attributable to lower revenues in offshore partially offset by an increase in in revenues at LNG terminal.

Maritime EBITDA was $93.1 million compared to $336.5 million in the same period last year. EBITDA margin was 24.1 percent.

Ports and Terminals revenues increased 18.3 percent to $91.4 million compared to $77.3 million in the same period last year, primarily attributable to a 62.1 percent improvement in agencies revenues due to the size of cruise ships attended, as well as revenue increases of 38.1 percent in intermodal terminal, 30.6 percent in automotive and 17.7 percent in Tampico, partially offset by a 14.6 percent decrease in API Acapulco revenues due to lower automotive exportation volumes.

Ports and Terminals operating profit increased 39.6 percent to $19.9 million compared to $14.3 million in the same period last year, mainly due to improved results at agencies, partially offset by increased costs in the Maintenance and Repair segment to improve quality, as well as lower results at in API Acapulco.

Ports and Terminals EBITDA was $23.1 million compared to $17.4 million in the same period last year. EBITDA margin was 25.3 percent.

Warehousing services revenues increased 4.9 percent to $31.1 million in the 2017 first quarter compared to $29.7 million in the same period of 2016, attributable mainly to the addition of a new customer.

Warehousing services operating profit improved to $6.5 million during the quarter from a loss of $9.0 million, due mainly to the reduction of costs and diversification of income and customers.

DEBT
As of March 31, 2017, TMM's total net debt was $9,273.7 million. Of TMM's total debt, $841.0 million, or 8.3 percent, is short term. Free cash flow for the 2017 first quarter was $860.4 million.

Total Debt*
– Millions of Mexican Pesos –
	31/3/17	31/12/16
Mexican Trust Certificates (1)	$9,162.3	$8,958.4
Other Corporate Debt	971.8	1,112.0
Total Debt	$10,134.1	$10,070.4
Cash	860.4	902.7
Net Debt	$9,273.7	$9,167.7

*Book Value
(1) 20-year term, non-recourse to the Company and rated "A" with Stable Outlook by HR Ratings de México. Rate 7.76% (TIIE + 2.45). Includes capitalization of liabilities consolidated effect.

The Company announced that as of February, its Deputy CEO Carlos Aguilar has responsibility for the Group's Administration and Finance.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	March 31,	December 31,
	2017	2016

Current assets:
Cash and cash equivalents	860.4	902.7
Accounts receivable
Accounts receivable - Net	710.2	796.4
Other accounts receivable	398.7	300.7
Prepaid expenses and others current assets	153.3	121.6
Total current assets	2,122.5	2,121.3
Property, machinery and equipment	10,031.7	10,017.6
Cumulative Depreciation	(570.4)	(448.9)
Property, machinery and equipment - Net	9,461.3	9,568.7
Other assets	235.8	233.3
Total assets	11,819.5	11,923.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	841.0	740.4
Suppliers	221.0	189.6
Other accounts payable and accrued expenses	501.4	457.0
Total current liabilities	1,563.4	1,387.0
Long-term liabilities:
Bank loans	460.3	516.0
Trust certificates debt	8,832.8	8,814.1
Deferred taxes	78.1	78.1
Other long-term liabilities	166.4	164.2

Total long-term liabilities	9,537.5	9,572.3
Total liabilities	11,100.9	10,959.3

Total stockholders´ equity	718.6	964.0

Total liabilities and stockholders´ equity	11,819.5	11,923.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Presented Balance Sheet includes capitalization of liabilities consolidated effect.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended
	March 31,
	2017	2016

Maritime	386.8	742.5
Ports and Terminals	91.5	77.3
Warehousing services	31.1	29.7
Corporate and others	-	18.5
Revenue from freight and services	509.3	868.0
Maritime	(293.7)	(406.0)
Ports and Terminals	(68.3)	(60.0)
Warehousing services	(39.8)	(44.8)
Corporate and others	(0.1)	(18.2)
Cost of freight and services	(401.9)	(528.9)
Maritime	(129.0)	(152.4)
Ports and Terminals	(3.2)	(3.1)
Warehousing services	(0.3)	(0.4)
Corporate and others	(2.0)	(1.8)
Depreciation and amortization	(134.5)	(157.7)
Corporate expenses	(57.1)	(62.1)
Maritime	(35.9)	184.1
Ports and Terminals	19.9	14.3
Warehousing services	(9.0)	(15.5)
Corporate and others	(2.1)	(1.5)
Other (expenses) income - Net	51.2	1.4
Operating (loss) income	(32.9)	120.6
Financial (expenses) income - Net	(246.7)	(193.9)
Exchange gain (loss) - Net	16.8	(4.0)
Net financial cost	(229.9)	(197.9)
Loss before taxes	(262.9)	(77.3)
Provision for taxes	(0.5)	(0.7)
Net loss for the period	(263.3)	(78.0)

Attributable to:
Minority interest	(0.7)	0.3
Equity holders of GTMM, S.A.B.	(262.7)	(78.4)

Weighted average outstanding shares (millions)	102.2	102.2
Income (loss) earnings per share (pesos / share)	(2.6)	(0.8)

Outstanding shares at end of period (millions)	102.2	102.2
Income (loss) earnings per share (pesos / share)	(2.6)	(0.8)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows
- Millions of Pesos -
	Three months ended
	March 31,
	2017	2016

Cash flow from operation activities:
Net loss before discontinuing operations	(263.3)	(78.0)
Charges (credits) to income not affecting resources:
Depreciation & amortization	151.3	176.4
Other non-cash items	201.6	181.8
Total non-cash items	352.9	358.2
Changes in assets & liabilities	0.9	(279.5)
Total adjustments	353.8	78.7
Net cash provided by operating activities	90.5	0.7

Cash flow from investing activities:
Payments for purchases of assets	(18.4)	(4.5)
Net cash (used in) provided by investment activities	(18.4)	(4.5)

Cash flow provided by financing activities:
Short-term borrowings (net)	(38.0)	(6.7)
Repayment of long-term debt	(36.9)	(54.9)
Net cash used in financing activities	(74.9)	(61.5)
Exchange losses on cash	(39.5)	(1.4)
Net decrease in cash	(42.3)	(66.7)
Cash at beginning of period	902.7	1,045.4
Cash at end of period	860.4	978.6
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.